Exhibit 99.1

Ascentage Pharma To Present Data from Two Clinical Studies at 2025 ASCO Annual Meeting, Including Oral Presentation on Its Key Assets Lisaftoclax and Alrizomadlin

ROCKVILLE, Md. and SUZHOU, China, April 23, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company engaged in discovering, developing, and commercializing therapies to address global unmet medical needs primarily for hematological malignancies, today announced that results from two clinical studies of the Bcl-2 selective inhibitor lisaftoclax (APG-2575) and the MDM2-p53 inhibitor alrizomadlin (APG-115), two key drug candidates in the company’s apoptosis-targeted pipeline, have been selected for presentations at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting. These presentations will include an oral report featuring updated results from a Phase Ib/II study of a lisaftoclax combination regimen in patients with myeloid malignancies.

The ASCO Annual Meeting showcases the most cutting-edge research in clinical oncology and state-of-the-art advanced cancer therapies and is the world’s most influential and prominent scientific gathering of the clinical oncology community, bringing together more than 40,000 oncology professionals from across the globe. This year’s ASCO Annual Meeting will take place both online and in-person at McCormick Place, Chicago, IL, the United States, on May 30–June 3 (local time).

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “We are honored to return to the ASCO Annual Meeting for the eighth consecutive year to present the latest data on our novel assets and highlight the strength of our clinical development and global innovation. We look forward to sharing an oral presentation on a lisaftoclax combination regimen in patients with treatment-naïve or prior venetoclax-exposed myeloid malignancies and a readout on alrizomadlin in patients with advanced adenoid cystic carcinoma or other solid tumors. These presentations reflect our deep focus on advancing global clinical development of our key assets in order to bring more treatment options to patients as soon as possible.”

The clinical studies to be presented at this year’s ASCO Annual Meeting are as follows:

Phase 1b/2 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients (pts) with treatment-naïve (TN) or prior venetoclax (VEN)-exposed myeloid malignancies

●	Abstract#: 6505

●	Format: Oral Presentation

●	Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: Monday June 2, 2025, 3:00 PM-6:00 PM, Central Time (Tuesday June 3, 2025, 4:00 AM-7:00 AM, Beijing Time)

●	Principal Authors: Michael Francis Leahy, MBChB, Royal Perth Hospital, Australia; Shaun Fleming, MBBS(Hons), PhD, The Alfred Hospital & Australian Centre for Blood Diseases, Australia; Patricia Kropf, MD, Novant Health Cancer Institute, United States, et al.

A phase 2 study of novel MDM2 inhibitor alrizomadlin (APG-115) with or without toripalimab in patients (pts) with advanced adenoid cystic carcinoma (ACC) or other solid tumors.

●	Abstract#: 6102

●	Format: Poster Presentation

●	Session Title: Head and Neck Cancer

●	Date and Time: Monday June 2, 2025, 9:00 AM-12:00 PM, Central Time (Monday June 2, 2025, 10:00 PM – 1:00 AM the next day, Beijing Time)

●	Principal Authors: Ye Guo, MD, Department of Medical Oncology, Shanghai East Hospital, China; Ning Li, MD, Chinese Academy of Medical Sciences Cancer Hospital, China; Xing Zhang, MD, Melanoma and Sarcoma Medical Oncology Unit, Sun Yat-sen University Cancer Center, China; Meiyu Fang, MD, Department of Rare Cancer & Head and Neck Medical Oncology, Cancer Hospital of the University of Chinese Academy of Sciences, China; Shuhang Wang, MD, Chinese Academy of Medical Sciences Cancer Hospital, China, et al.

*	Lisaftoclax and alrizomadlin are investigational drugs and are not approved in the U.S.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing, and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53; and next-generation TKIs that target kinase mutants emergent during cancer treatment. Ascentage Pharma is also the only company in the world with active clinical programs targeting all known key apoptosis regulators.

Olverembatinib, one of the company’s lead assets, is approved in China, with all of its approved indications included in the China National Reimbursement Drug List (NRDL). Meanwhile, a New Drug Application (NDA) for another one of Ascentage Pharmas key drug candidates, the novel Bcl-2 selective inhibitor lisaftoclax (APG-2575), has been accepted and granted a Priority Review designation by the China Center for Drug Evaluation.

To date, Ascentage Pharma has obtained a total of 16 Orphan Drug Designations from the US FDA and 1 Orphan Designation from the European Medicines Agency of the European Union for 4 of the company’s investigational drug candidates. Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies such as Takeda, Merck, AstraZeneca, Pfizer and Innovent; and research and development relationships with leading research institutions such as Mayo Clinic, Dana-Farber Cancer Institute, National Cancer Institute (NCI) and the University of Michigan.

The company has built a talented team with a wealth of global experience in the discovery and development of innovative drugs and fully functional commercial manufacturing and Sales & Marketing teams. One pivotal aim of Ascentage Pharma is to continuously strengthen its R&D capabilities and accelerate its clinical development programs, in order to fulfill its mission of addressing unmet clinical needs in China and around the world for the benefit of more patients.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its final prospectus for its U.S. initial public offering, filed with the SEC on January 24, 2025 and the Form 20-F filed with the SEC on April 16, 2025, and other filings with the SEC that the Company made or makes from time to time, and with respect to non-U.S. investors only, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with The Stock Exchange of Hong Kong Limited it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:
Hogan Wan, Head of IR and Strategy
Ascentage Pharma
Hogan.Wan@ascentage.com
+86 512 85557777

Stephanie Carrington
ICR Healthcare
Stephanie.Carrington@icrhealthcare.com
(646) 277-1282

Media Relations:
Sean Leous
ICR Healthcare
Sean.Leous@icrhealthcare.com
(646) 866-4012

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